SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

20 January 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 19 January 2005 as published in the South China Morning Post in Hong Kong on 20 January 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

dlw 1/24

c.c. J P Morgan
- Ms. Tintin Subagyo

E\cw\sa\loan-JiaAo\ltr-sx.doc.6

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

CONNECTED TRANSACTION

The directors of KPL and SA announce that on 24 December 2004, KPL and SA granted the KPL Guarantee and the SA Guarantee, respectively, in favour of the Bank to secure the liabilities of Beijing Jia Ao in respect of the Facility under the Loan Agreement.

Beijing Jia Ao is owned as to 95% by KBGH (which is in turn owned indirectly as to 75% by KPL and 25% by SA) and 5% by Bei Ao which is a state-owned limited liability company established in the PRC and is independent of and not connected with KPL and SA and their respective connected persons.

As at the date of this announcement, KHL is interested in 750,842,646 KPL Shares as disclosed under the SFO, representing approximately 61.98% of the issued KPL Shares of 1,211,410,686 and is a substantial shareholder of KPL. SA, as an associated company of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of KPL. As Beijing Jia Ao is a non wholly-owned subsidiary of KPL where SA is entitled to exercise 23.75% of the voting power at any general meeting of Beijing Jia Ao, Beijing Jia Ao is a connected person of KPL under rule 14A.11(5) of the Listing Rules. Accordingly, the granting of the KPL Guarantee by KPL for the benefit of Beijing Jia Ao constitutes a connected transaction for KPL pursuant to rule 14A.13(3) of the Listing Rules.

As at the date of this announcement, KHL is interested in 1,078,887,701 SA Shares as disclosed under the SFO, representing approximately 44.84% of the issued SA Shares of 2,405,941,138 and is a substantial shareholder of SA. KPL, as a subsidiary of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of SA. Beijing Jia Ao is also an associate of KHL by virtue of its being a non wholly-owned subsidiary of KPL, and is therefore a connected person of SA. Accordingly, the granting of the SA Guarantee by SA for the benefit of Beijing Jia Ao constitutes a connected transaction for SA pursuant to rule 14A.13(3) of the Listing Rules.

As the total guarantee amount under the KPL Guarantee is within the exemption in respect of connected transactions under rule 14A.66(2)(a) of the Listing Rules, details of the KPL Guarantee are required to be disclosed by way of this announcement and will be included in the next published annual report and accounts of KPL in accordance with rule 14A.45 of the Listing Rules.

As the total guarantee amount under the SA Guarantee is within the exemption in respect of connected transactions under rule 14A.66(2)(a) of the Listing Rules, details of the SA Guarantee are required to be disclosed by way of this announcement and will be included in the next published annual report and accounts of SA in accordance with rule 14A.45 of the Listing Rules.

THE LOAN AGREEMENT AND THE GUARANTEES

Date: 24 December 2004

Parties:

(a) Lender: the Bank

(b) Borrower: Beijing Jia Ao

Facility: a 30-month term loan facility of US$17,000,000 (approximately HK$132,600,000)

Purpose: to repay shareholders' loans advanced to Beijing Jia Ao and the related interests and expenses

	the KPL Guarantee	the SA Guarantee	the Bei Ao Guarantee
Date:	24 December 2004	24 December 2004	24 December 2004
Parties:			
(a) Creditor:	the Bank	the Bank	the Bank
(b) Guarantor:	KPL	SA	Bei Ao
The Guarantees:	guaranteeing the repayment of 71.25% of the monies (up to US$12,112,500 (approximately HK$94,477,500)) owed by Beijing Jia Ao to the Bank in respect of the Facility under the Loan Agreement, and the related interests and expenses	guaranteeing the repayment of 23.75% of the monies (up to US$4,037,500 (approximately HK$31,492,500)) owed by Beijing Jia Ao to the Bank in respect of the Facility under the Loan Agreement, and the related interests and expenses	guaranteeing the repayment of 5% of the monies (up to US$850,000 (approximately HK$6,630,000)) owed by Beijing Jia Ao to the Bank in respect of the Facility under the Loan Agreement, and the related interests and expenses

REASONS FOR GRANTING THE KPL GUARANTEE AND THE SA GUARANTEE

KPL and SA are required to give the KPL Guarantee and the SA Guarantee respectively as one of the conditions of the availability of the Facility to Beijing Jia Ao under the terms of the Loan Agreement.

The directors of KPL consider that the granting of the KPL Guarantee by KPL is in the commercial interest of KPL because the monies made available to Beijing Jia Ao will be applied to repay the shareholders' loans advanced to Beijing Jia Ao and the provision of proportionate several guarantee by KPL is in the corporate benefit of KPL in that Beijing Jia Ao can obtain its own banking facilities.

The directors of SA consider that the granting of the SA Guarantee by SA is in the commercial interest of SA because the monies made available to Beijing Jia Ao will be applied to repay the shareholders' loans advanced to Beijing Jia Ao and the provision of proportionate several guarantee by SA is in the corporate benefit of SA in that Beijing Jia Ao can obtain its own banking facilities.

INFORMATION ON THE KPL GROUP, THE SA GROUP AND BEIJING JIA AO

The KPL Group is principally engaged in (1) property development and investment in Hong Kong, the PRC and the Asia Pacific region; (2) logistics, freight, warehouse ownership and operations; (3) infrastructure-related investment in Hong Kong and the PRC; and (4) hotel ownership in the PRC.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

Beijing Jia Ao is principally engaged in its property investment project, the "Beijing Kerry Centre", which is situated at 1 Guang Hua Road, Chaoyang District, Beijing in the PRC.

CONNECTION BETWEEN THE PARTIES

Beijing Jia Ao is owned as to 95% by KBGH (which is in turn owned indirectly as to 75% by KPL and 25% by SA) and 5% by Bei Ao which is a state-owned limited liability company established in the PRC and is independent of and not connected with KPL and SA and their respective connected persons.

As at the date of this announcement, KHL is interested in 750,842,646 KPL Shares as disclosed under the SFO, representing approximately 61.98% of the issued KPL Shares of 1,211,410,686 and is a substantial shareholder of KPL. SA, as an associated company of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of KPL. As Beijing Jia Ao is a non wholly-owned subsidiary of KPL where SA is entitled to exercise 23.75% of the voting power at any general meeting of Beijing Jia Ao, Beijing Jia Ao is a connected person of KPL under rule 14A.11(5) of the Listing Rules. Accordingly, the granting of the KPL Guarantee by KPL for the benefit of Beijing Jia Ao constitutes a connected transaction for KPL pursuant to rule 14A.13(3) of the Listing Rules.

As at the date of this announcement, KHL is interested in 1,078,887,701 SA Shares as disclosed under the SFO, representing approximately 44.84% of the issued SA Shares of 2,405,941,138 and is a substantial shareholder of SA. KPL, as a subsidiary of KHL, is an associate of KHL under the Listing Rules and is therefore a connected person of SA. Beijing Jia Ao is also an associate of KHL by virtue of its being a non wholly-owned subsidiary of KPL, and is therefore a connected person of SA. Accordingly, the granting of the SA Guarantee by SA for the benefit of Beijing Jia Ao constitutes a connected transaction for SA pursuant to rule 14A.13(3) of the Listing Rules.

GENERAL INFORMATION

The directors of KPL, including the independent non-executive directors of KPL, consider that the granting of the KPL Guarantee by KPL is on normal commercial terms, which are arrived at after arm's length negotiations between KPL and the Bank and are fair and reasonable, and in the interests of KPL and the shareholders of KPL as a whole.

The directors of SA, including the independent non-executive directors of SA, consider that the granting of the SA Guarantee by SA is on normal commercial terms, which are arrived at after arm's length negotiations between SA and the Bank and are fair and reasonable, and in the interests of SA and the shareholders of SA as a whole.

As the total guarantee amount under the KPL Guarantee is within the exemption in respect of connected transactions under rule 14A.66(2)(a) of the Listing Rules, details of the KPL Guarantee are required to be disclosed by way of this announcement and will be included in the next published annual report and accounts of KPL in accordance with rule 14A.45 of the Listing Rules.

As the total guarantee amount under the SA Guarantee is within the exemption in respect of connected transactions under rule 14A.66(2)(a) of the Listing Rules, details of the SA Guarantee are required to be disclosed by way of this announcement and will be included in the next published annual report and accounts of SA in accordance with rule 14A.45 of the Listing Rules.

As at the date of this announcement, the directors of KPL are Messrs. Ang Keng Lam[+], Wong Siu Kong[+], Ho Shut Kan[+], Ma Wing Kai, William[+], William Winship Flanz[#], Lau Ling Fai, Herald[#] and Christopher Roger Moss[#], O.B.E. and the directors of SA are Messrs. Kuok Khoon Loong, Edward[+], Ye Longfei[+], Giovanni Angelini[+], Lui Man Shing[+], Ng Si Fong, Alan[+], Ho Kian Guan[@], Lee Yong Sun[@], Roberto V. Ongpin[@], Alexander Reid Hamilton[#], Tow Heng Tan[#] and Timothy David Dattels[#], Madam Kuok Oon Kwong[@] and Mr. Ho Kian Hock[@] (alternate to Mr. Ho Kian Guan).

DEFINITIONS

"associate"	has the meaning ascribed to it in the Listing Rules;
"Bank"	Bank of China, Beijing Branch;
"Bei Ao"	北京北奧有限責任公司 (Beijing Bei Ao Inc.), a company incorporated in the PRC;
"Bei Ao Guarantee"	the guarantee entitled "保證合同" (guarantee) dated 24 December 2004 made between Bei Ao and the Bank whereby Bei Ao as guarantor provides a proportionate several guarantee in favour of the Bank guaranteeing the repayment of 5% of the monies (up to US$850,000 (approximately HK$6,630,000)) owed by Beijing Jia Ao to the Bank in respect of the Facility under the Loan Agreement, and the related interests and expenses;
"Beijing Jia Ao"	北京嘉奧房地產開發有限公司 (Beijing Jia Ao Real Estate Development Co., Ltd.), a sino-foreign equity joint venture enterprise established in Beijing in the PRC, in which KPL and SA have an indirect interest of 71.25% and 23.75%, respectively, and Bei Ao has a direct interest of 5%;
"connected person(s)"	has the meaning ascribed to it in the Listing Rules;
"Facility"	a 30-month term loan facility of US$17,000,000 (approximately HK$132,600,000) made available by the Bank to Beijing Jia Ao upon the terms and conditions as set out in the Loan Agreement;
"Guarantees"	the KPL Guarantee, the SA Guarantee and the Bei Ao Guarantee;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"KBGH"	Kerry Beijing (Guang Hua) Ltd, a company incorporated in Samoa, which is owned indirectly as to 75% by KPL and 25% by SA;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong with limited liability, is a substantial shareholder of each of KPL and SA;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited;
"KPL Group"	KPL and its subsidiaries;
"KPL Guarantee"	the guarantee entitled "保證合同" (guarantee) dated 24 December 2004 made between KPL and the Bank whereby KPL as guarantor provides a proportionate several guarantee in favour of the Bank guaranteeing the repayment of 71.25% of the monies (up to US$12,112,500 (approximately HK$94,477,500)) owed by Beijing Jia Ao to the Bank in respect of the Facility under the Loan Agreement, and the related interests and expenses;
"KPL Shares"	ordinary share(s) of HK$1.00 each in the share capital of KPL;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Loan Agreement"	the loan agreement entitled "外幣借款合同" (foreign currency loan agreement) dated 24 December 2004 made between the Bank as lender and Beijing Jia Ao as borrower in respect of the Facility;

"PRC"	the People's Republic of China;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on Singapore Exchange Securities Trading Limited;
"SA Group"	SA and its subsidiaries;
"SA Guarantee"	the guarantee entitled "保證合同" (guarantee) dated 24 December 2004 made between SA and the Bank whereby SA as guarantor provides a proportionate several guarantee in favour of the Bank guaranteeing the repayment of 23.75% of the monies (up to US$4,037,500 (approximately HK$31,492,500)) owed by Beijing Jia Ao to the Bank in respect of the Facility under the Loan Agreement, and the related interests and expenses;
"SA Shares"	ordinary share(s) of HK$1.00 each in the share capital of SA;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong);
"substantial shareholder"	has the meaning ascribed to it in the Listing Rules;

"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

By Order of the Board
Kerry Properties Limited
Chow Yin Ping, Anita
Company Secretary

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 19 January 2005

In this announcement, certain amounts quoted in United States dollars have been translated into Hong Kong dollars at the reference rate of US$1 = HK$7.8 for information purpose only. Such translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate or at all.

+ *executive director*
@ *non-executive director*
# *independent non-executive director*
* *for identification purpose only*